FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

2Q08

Data on 07/29/2008

Sadia ON (SDIA3)= R$11.29/share
Sadia PN (SDIA4)=R$11.06/share
Sadia ADR (SDA) = US$ 21.33
       (1 ADR = 3 shares)
Sadia Latibex (XSDI) = € 4.58

Market Value - Bovespa

R$ 7.6 billion

 US$ 4.8 billion

Investor Relations

Welson Teixeira Junior

Investor Relations Director

Phone: 55 11 2113-3197

Christiane Assis

Phone: 55 11 2113-3552

christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro

Phone: 55 11 2113-3197

silvia.Pinheiro@sadia.com.br

Melissa Schleich

Fone: 11 2113-1565

melissa.Shleich@sadia.com.br

Sonia Biajoli

Phone: 55 11 2113-3686

sonia.biajoli@sadia.com.br

ri@sadia.com.br

www.sadia.com

Ligia Montagnani

IR Consultant

Phone: 55 11 3897-6405

ligia.montagnani@firb.com

São Paulo, July 30, 2008 – SADIA S.A. (BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: a national leader in the segment of processed food, releases today its results for the second quarter of 2008 (2Q08). The Company's operating and financial information are presented in thousands of reais – except where indicated otherwise – based on consolidated figures, in accordance with the corporate legislation. All comparisons in this release are made in relation to the same period in 2007 (2Q07), except where indicated otherwise.

“The rise in the international price of oil and the growth of the world economy drove the prices of agricultural commodities up in the first half of the year. The prices of corn and soybean, the main inputs in our industry, are approximately 33% and 50%, respectively, higher than those of the first half of 2007. The commodities price rise has caused a food inflation worldwide. In spite of the threat of a slowdown in the world economy, the business trend is favorable to Brazil and to Sadia´s businesses. Even with this scenario of cost pressure, the results of the second quarter of 2008 were in line with Company expectations. Gross revenues in the period reached R$ 2.9 billion, an increase of 26.5%, when compared to those of the 2Q07. EBITDA reached R$ 271.5 million, 18.4% higher, with a margin of 10.5%. Sadia´s sales in the foreign market continue to be driven by strong demands and firm prices. An upturn may be observed in the mix sold in this market, such as the increase in the revenue brought by poultry cuts, of 72.1% in the 2Q08. In the domestic market, the segment of processed products, which accounted for around 80% of the revenues, exceeded the 2Q07 figures by 24.9%. To maintain a continued growth aligned with its strategy, Sadia invested R$ 952.7 million in the first half of this year, out of an estimated total of R$ 1.6 billion for the year, in actions geared to strengthen its expansion in the domestic market and the strategies for the globalization of its operations, in view of the competitive conditions of Brazil as a producer of animal protein. The Concórdia Banco operation has been approved and its purpose is to take advantage of the business opportunities and synergies provided by the value chain of the Sadia group. The Company acknowledges the competence of its associates, who ensure the strength of its brand and the high quality of its products, contributing to enhance the credibility of the Company with customers, shareholders, investors and suppliers. “ – Gilberto Tomazoni – CEO

Key Consolidated Indicators – R$ thousand

	1S07	1S08	1S08/ 1S07	2Q07	2Q08	2Q08/ 2Q07
Gross Operating Revenue	4,470,858	5,521,676	23.5%	2,307,790	2,918,615	26.5%
Domestic Market	2,382,402	2,894,579	21.5%	1,218,928	1,507,072	23.6%
Export Market	2,088,456	2,627,097	25.8%	1,088,862	1,411,543	29.6%
Net Operating Revenue	3,912,665	4,875,275	24.6%	2,018,596	2,584,968	28.1%
Gross Profit	1,008,128	1,170,355	16.1%	519,693	616,281	18.6%
Gross Margin	25.8%	24.0%		25.7%	23.8%
EBIT	282,548	304,656	7.8%	132,019	148,224	12.3%
EBIT Margin	7.2%	6.2%		6.5%	5.7%
Net Income	205,544	334,763	62.9%	109,375	119,912	9.6%
Net Margin	5.3%	6.9%		5.4%	4.6%
EBITDA	460,704	548,385	19.0%	229,273	271,450	18.4%
EBITDA Margin	11.8%	11.3%		11.4%	10.5%
Exports / Gross Revenue	46.7%	47.6%		47.2%	48.4%

GROSS OPERATING INCOME – R$ million

Gross operating income in the 1S08 totaled R$ 5.5 billion, of which 52% came from the domestic market and 48% from the international market, and was 23.5% higher than that of the 1S07. In the 2Q08, the amount was R$ 2.9 billion, up 26.5% when compared to the 2Q07, while 52% of that amount was also obtained in the domestic market. The favorable performance of the volume sold and the average prices charged in the segments of processed products and poultry played a key role in the generation of these revenues.

Physical sales to the domestic market were 10.6% higher in the 1S08 and 7.8% higher in the 2Q08, when compared to the same periods of 2007. In the international market, they were up 7.0% in the 1S08 and 9.5% in the 2Q08 when compared to 2007, even with the foreign exchange devaluation close to 17.0%, both in the six-month and in the three-month comparisons.

SALES

	1S07	1S08	1S08/ 1S07	2Q07	2Q08	2Q08/ 2Q07
Tons	1,015,322	1,103,196	8.7%	524,292	570,045	8.7%
Processed Products	435,975	488,214	12.0%	225,974	245,113	8.5%
Poultry	475,025	514,058	8.2%	241,026	270,924	12.4%
Pork	71,791	70,508	-1.8%	39,681	37,438	-5.7%
Beef	32,531	30,416	-6.5%	17,611	16,570	-5.9%

R$ thousand	4,470,858	5,521,676	23.5%	2,307,790	2,918,615	26.5%
Processed Products	2,122,124	2,610,947	23.0%	1,086,089	1,355,048	24.8%
Poultry	1,663,606	2,150,794	29.3%	845,641	1,150,093	36.0%
Pork	309,278	369,984	19.6%	172,036	208,664	21.3%
Beef	180,021	178,892	-0.6%	96,134	99,813	3.8%
Others	195,829	211,059	7.8%	107,890	104,997	-2.7%

Out of the total sales, the segment of processed products accounted for 44.3% of the sales volume and for 47.3% of the revenues, up 12.0% and 23.0% when compared to the 1S07. In the 2Q08, this segment accounted for 43.0% of the volume and 46.4% of the revenues, with increases of 8.5% and 24.8%. Such performance was the result of a better marketing of the processed products both in the domestic and in the international markets.

The poultry volume sold increased 8.2% in the 1S08 and 12.4% in the 2Q08, representing approximately 46.6% and 47.5% of the total sold by the Company in the half year and in the quarter.  The revenues generated increased 29.3% in the 1S08 and 36.0% in the 2Q08. The Company redirected some of the poultry sales to the international market.

The pork segment shrunk 1.8% in physical sales in the 1S08 and 5.7% in the 2Q08 due to the allocation of this raw material to the production of processed products. Nonetheless, gross revenues rose 19.6% in the first half of the year and 21.3% in the 2Q08 due to increases in the average prices charged in the domestic and foreign markets.

Physical sales of beef protein shrunk 6.5% in the 1S08 and 5.9% in the 2Q08, mostly as a result of a shortage of animals for slaughtering. Revenue decreased in the first half of the year – 0.6% compared to 1S07 – and increased 3.8% in the 2Q08.

BREAKDOWN OF GROSS OPERATING INCOME

Sales

Tons	1S07	1S08	1S08/ 1S07	2Q07	2Q08	2Q08/ 2Q07
Domestic Market	463,326	512,372	10.6%	238,506	257,150	7.8%
Processed Products	383,351	429,065	11.9%	197,092	214,937	9.1%
Poultry	56,139	51,220	-8.8%	30,066	24,150	-19.7%
Pork	20,501	21,876	6.7%	9,454	12,012	27.1%
Beef	3,335	10,211	206.2%	1,894	6,051	219.5%
Export Market	551,996	590,824	7.0%	285,786	312,895	9.5%
Processed Products	52,624	59,149	12.4%	28,882	30,176	4.5%
Poultry	418,886	462,838	10.5%	210,960	246,774	17.0%
Pork	51,290	48,632	-5.2%	30,227	25,426	-15.9%
Beef	29,196	20,205	-30.8%	15,717	10,519	-33.1%
Total	1,015,322	1,103,196	8.7%	524,292	570,045	8.7%

R$ thousand	1S07	1S08	1S08/ 1S07	2Q07	2Q08	2Q08/ 2Q07
Domestic Market	2,382,402	2,894,579	21.5%	1,218,928	1,507,072	23.6%
Processed Products	1,900,905	2,330,265	22.6%	970,089	1,211,941	24.9%
Poultry	212,649	214,237	0.7%	111,647	106,503	-4.6%
Pork	80,902	113,626	40.4%	40,879	65,224	59.6%
Beef	17,477	51,496	194.7%	9,936	34,961	251.9%
Others	170,469	184,955	8.5%	86,377	88,443	2.4%
Export Market	2,088,456	2,627,097	25.8%	1,088,862	1,411,543	29.6%
Processed Products	221,219	280,682	26.9%	116,000	143,107	23.4%
Poultry	1,450,957	1,936,557	33.5%	733,994	1,043,590	42.2%
Pork	228,376	256,358	12.3%	131,157	143,440	9.4%
Beef	162,544	127,396	-21.6%	86,198	64,852	-24.8%
Others	25,360	26,104	2.9%	21,513	16,554	-23.1%
Total	4,470,858	5,521,676	23.5%	2,307,790	2,918,615	26.5%

Domestic Market

The domestic market has continued its positive sales performance. The revenue generated was 21.5% higher in the 1S08 and 23.6% in the 2Q08, compared to the same periods of 2007. The sales volume grew 10.6% and 7.8%, respectively, in the 1S08 and 2Q08. The average price also increased, 10.9% and 16.2%.

The segment of processed products was, again, the highlight of the period, accounting for approximately 81.0% of the total Company’s revenues in the domestic market, exceeding by 22.6% and 24.9% the amounts of the 1S07 and of the 2Q07. The volumes sold during the 1S08 and the 2Q08 corresponded to approximately 84% of the Company’s total in this market and added up to 429.1 thousand and 214.9 thousand tons, respectively an increase of 11.9% compared to the 1S07 and 9.1% compared to 1Q07. The average price in the first half of the year was 9.5% higher than that of the 1S07 and, in the 2Q08, 14.6% higher than that of the 2Q07. The results of the segment of processed products continue to reflect the demand and the preference of the Brazilian population for the consumption of this kind of product.

The poultry volume sold in the first semester represented 10% of the Company’s total volume and was 8.8% lower than that of the 1S07, reaching 51.2 thousand tons. Physical sales of protein in the quarter dropped 19.7% compared to the 2Q07 and totaled 24.2 thousand tons. The lower percentages are in line with the strategy of targeting the foreign market. Even so, the average price rose 10.3% compared to 1S07 and 18.9% compared to 2Q07. This segment achieved revenues 0.7% higher than that of the 1S07 and corresponded to approximately 7.0% of the Company’s revenues in both periods.

Physical sales of pork protein in the 1S08 were 6.7% higher than those of the 1S07 and totaled 21.9 thousand tons in the period. In the 2Q08, this volume reached 12.0 thousand tons, 27.1% higher compared to the 2Q07. The pork segment represented 4.3% of the total volume sold by the Company in the 1S08 and 4.7% in the 2Q08. Revenue in the 1S08 was 40.4% higher than that of the 1S07 and, in the 2Q08, 59.6% higher than that of the 2Q07.  The lower availability of pork in the market boosted the average price in the half year, surpassing by 31.4% that charged in the 1S07 and, in the quarter, it was 25.7% higher than that charged in the same period of the prior year.

The beef volume sold in the 1S08 was 206.2% greater than that sold in the same period of 2007, with 10.2 thousand tons. Physical sales in the 2Q08 also increased – 219.5% compared to 2Q07 - totaling 6.1 thousand tons due to the redirecting of protein to the domestic market in view of the European embargo. The average price in the 1S08 was 3.8% lower than that of the 1S07 and that of the 2Q08 rose 10.1%. Consequently, in the 1S08, this kind of protein generated revenues 194.7% higher than that of 1S07 and, in the 2Q08, 251.9% higher than that of the 2Q07.

BREAKDOWN OF GROSS OPERATING INCOME – DOMESTIC MARKET

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

Foreign Market

Export revenues during the 1S08 exceeded that of the 1S07 by 25.8%; in the 2Q08, by 29.6%. This performance is the result of an increase of 7.0% in physical sales of this half year and of 9.5% in the 2Q08. Further, the average prices in reais charged by the Company in the foreign market were 17.6% and 19.6% higher than those in the 1S08 and in the 2Q08, respectively. The foreign exchange devaluation was of approximately 17.0%, both in the six-month and in the three-month comparisons.

Revenue from the poultry segment in the first half of the year was 33.5% higher than that of 1S07 and 42.2% higher in the 2Q08. In both periods, the amounts were equivalent to 74.0% of the total earned by the Company in the foreign market. The poultry volume in the 1S08 represented 78.3% of the total exported by the Company and totaled 462.8 thousand tons, 10.5% higher than that of the same period last year. Physical sales in the 2Q08 surpassed by 17.0% those of the 2Q07 and also accounted for 78.9% of the total, reaching 246.8 thousand tons. The main highlight was the increase in the exports of cuts. The average price of this segment in the 1S08 was 20.8% higher in reais and 41.4% in U.S. dollars than that charged in the 1S07 and, in the 2Q08, higher by 21.6% in reais and 42.0% in U.S. dollar, when compared with the same quarter last year.

Physical sales of processed products in the 1S08 exceeded by 12.4% those recorded in the 1S07 and totaled 59.1 thousand tons – approximately, 10% of the Company’s total sales. In the 2Q08, this segment totaled 30.2 thousand tons, 4.5% higher than that in the 2Q07. In the 1S08, revenue from this segment represented 10.7% of the total and surpassed by 26.9% the amount posted in the 1S07. Revenue in the 2Q08 evolved 23.4% when compared to the same period of the prior year and was equivalent to 10.1% of the total earned by the Company. The average price in the first half of the year exceeded by 13.1% in reais and 32.4% in U.S. dollars that of the 1S07 and, in the 2Q08, by 17.9% in reais and 37.6% in U.S. dollar that of the 2Q07. It should be emphasized that the exports of processed products were lower to the Americas due to specific factors which ended up by affecting the volume exported in the 2Q08.

The volume sold in the pork segment in the 1S08 was 5.2% lower compared to the 1S07, totaling 48.6 thousand tons – 8.1% of the Company’s total volume. Physical sales of protein in the 2Q08 totaled 25.4 thousand tons, 15.9% less than the same period of 2007. This was due to the strategy of directing pork raw material from the foreign market to the production of processed products in the domestic market.  In spite of that, the revenue recorded by this segment in the 1S08 represented 9.8% of the total and exceeded by 12.3% that earned in the 1S07. In the 2Q08, the revenue grew 9.4% compared to an equal period in the prior year. In the 1S08, the average price was 18.4% higher in reais and 38.6% in U.S. dollars than that of the 1S07 and in the 2Q08, it surpassed by 30.0% in reais and 51.7% in U.S. dollars that of the same period of the prior year.

The beef exported volume in the 1S08 was 30.8% lower than that of the 1S07 and, in the 2Q08, physical sales fell 33.1% compared to 2Q07, a reflection of the European embargo to the Brazilian meat and the redirecting to the domestic market. The revenue recorded by this segment was 21.6% lower in the 1S08 and 24.8% lower in the 2Q08, compared to equal periods in the prior year. In the 1S08, the average price in reais exceeded by 13.3% that of the 1S07 and grew 32.7% in U.S. dollar; the average price in the 2Q08 was 12.6% higher in reais and 31.4% in U.S. dollar than those in the same period of the prior year, due to, primarily, the restriction in the supply of animals.

BREAKDOWN OF GROSS OPERATING INCOME – FOREIGN MARKET

AVERAGE PRICES – R$/KG – FOREIGN MARKET

EXPORTS BY REGION

The higher volume and the average prices of poultry sold to the Middle East, Asia and America were reflected in the greater share of these regions in the Company’s total sales.

NET OPERATING INCOME

Net revenue reached R$ 4.9 billion in the 1S08, of which R$ 2.6 billion were in the 2Q08, representing an increase of 24.6% compared to the 1S07 and 28.1% compared to the 2Q07. This increase was due to the larger volumes sold and higher average prices charged, particularly of processed products in the domestic market and of poultry in the foreign market. The average devaluations of the U.S. dollar in the six-month and three-month comparisons were close to 17.0%.

Gross profits in the 1S08 reached R$ 1.2 billion and R$ 616.3 million in the 2Q08, 16.1% above that of the 1S07 and 18.6% above that of the 2Q07. The various increases in the prices of grains (corn and soybean) during the half year resulted in an increase of 27.6% and 31.3% in the cost of products sold in the 1S08 and 2Q08, respectively, compared to equal periods in the prior year. Consequently, gross margin slipped 1.8 percentage point in the 1S08 and 1.9 percentage point in the 2Q08 when compared to the same periods of the prior year.

Gross Margin

The market prices (ESALQ – North of the State of Paraná) of corn and soybean in the 1S08 were, respectively, 33.0% and 50.0% higher than those in the 1S07 and in the 2Q08/2Q07 they were 36.6% and 54.2%.

OPERATING INCOME

The ratio of operating expenses – selling, general, administrative and other expenses – to net income fell in the six-month comparison from 18.5% to 17.8% and in the three-month from 19.2% to 18.1%, reflecting an efficiency gain in operational management.

Selling expenses were R$ 757.8 million and its ratio to net income had a significant reduction, reducing to 15.5% in the 1S08, compared to the 17.1% in the 1S07. In the three-month comparison, the drop was from 17.4% to 15.6%. This performance reflects gains of scale and therefore a dilution of fixed expenses.

General and administrative expenses totaled R$ 66.7 million in the 1S08 and R$ 35.3 million in the 2Q08, equivalent to 1.4% of the net revenues of the 1S08 and of the 2Q08. Such increase is mostly related to the evolution of expenses to provide support to growth in the oncoming years.

The provision for profit sharing (PPS) reached R$ 43.5 million in the 1S08, and R$ 20.4 million in the 2Q08. In equal periods in 2007, the amounts were R$ 12.0 million and R$ 6.0 million. The higher amounts in 2008 are the result of a more equitable distribution of these expenses during the year.

Earnings before financial expenses and equity in the earnings of subsidiaries (EBIT) in the half year surpassed by 7.8% that of the 1S07, reaching R$304.7 million. In the quarter, a substantial growth of 12.3% was recorded.

EBITDA (earnings before interest, tax, depreciation and amortization) reached R$ 548.4 million in the 1S08 and R$ 271.5 million in the 2Q08, amounts 19.0% and 18.4% higher than those recorded in equal periods in the prior year, respectively. The EBITDA margin in the half year was 11.3% and in the 2Q08, it was 10.5%.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION + EMPLOYEE PROFIT SHARING
	1S07	1S08	2Q08	2Q08
EBIT	282,548	304,656	132,019	148,224
(+)DEPRECIATION/AMORTIZATION	166,170	200,190	91,290	102,800
(+)EMPLOYEE PROFIT SHARING	11,986	43,539	5,964	20,426
EBITDA	460,704	548,385	229,273	271,450
EBITDA MARGIN	11.8%	11.3%	11.4%	10.5%

FINANCIAL RESULT

Sadia’s financial results reflect the financial management of its financial assets and liabilities as well as the foreign exchange variations of its investments abroad.

For the half year, the result was a positive amount of R$24.6 million while in 2007 it was a negative R$3.8 million. This result is obtained basically from two factors. First the decrease in interest on financial investments was due to a reduction in the nominal amount invested. Second the foreign exchange effect caused by the variation of the currency on the exposure of the assets and liabilities as well as effects from hedges.

In the quarter, this result represented a negative amount of R$ 12.2 million in 2008 and a positive amount of R$ 2.7 million in 2007.

FINANCIAL INDEBTEDNESS – R$ MILLION

	Jun 07%		Jun 08%		Chg,
Short Term	1,008.8	28%	1,044.8	25%	3.6%
Local Currency	377.7	37%	518.3	50%	37.2%
Foreign Currency	631.1	63%	526.5	50%	-16.6%
Long Term	2,624.6	72%	3,149.6	75%	20.0%
Local Currency	797.2	30%	1,299.5	41%	63.0%
Foreign Currency	1,827.3	70%	1,850.1	59%	1.2%
Total	3,633.4	100%	4,194.4	100%	15.4%
(-) Financial Investments	2,527.2	100%	2,065.0	100%	-18.3%
Local Currency	531.6	21%	737.7	36%	38.8%
Foreign Currency	1,995.5	79%	1,327.3	64%	-33.5%
(=) Net Financial Indebtedness	1,106.2	100%	2,129.4	100%	92.5%
Local Currency	643.3	58%	1,080.1	51%	67.9%
Foreign Currency	462.9	42%	1,049.3	49%	126.7%
Net Debt to Equity	42.3%		67.2%
Net Debt to EBITDA*	1.3		1.8
*Last 12 months

At the end of June 2008, Sadia’s net financial debt totaled R$2.1 billion, an amount 92.5% higher than that at the end of June 2007. The ratio of net debt to EBITDA closed the half year at 1.8. This was due primarily to the Company’s investment plans, which totaled R$952.7 million in the 1S08.

In June 2008, the risk rating agency Standard & Poor’s raised Sadia’s corporate credit rating from “BB” to “BB+”. This upgrade reflects a higher stability in Sadia´s margins as well as the measures taken to protect its cash flow during the process of growth and improvement of operational efficiency during the last years. Further, it is in line with the consistent domestic and foreign demands and should lead to a broader price flexibility and reduce the Company’s exposure to the prices of commodities. This upgrade also reflects a greater diversification of the Company’s mix and production. Sadia is expanding its productive capacity in Brazil with a high growth level and strengthening its brand in key export destinations such as Russia and the Middle East. This activity provides support to a broader product mix and reduces the risks of commercial and sanitary barriers.

NET DEBT / EBITDA* *Last 12 months

NET INCOME

Net income in 1S08 was R$ 334.8 million, 62.9% higher than the result reached in the 1S07. This increase represented 9.6% in the quarter, from R$109.4 million in 2007 to R$ 119.9 million in 2008. The Company recorded a Return On Equity (ROE) of 10.6% in the 1S08 against 7.9% in the same period of 2007.

INVESTMENTS - R$ MILLION

Sadia invested R$ 952.7 million in the 1S08, of which R$ 525.7 million in the 2Q08. These amounts exceeded by R$ 600.2 million and R$ 350.1 million the amounts of the 1S07 and 1Q07, respectively. Of the total invested in the quarter, R$167.6, million (31.9%) were destined to the segment of processed products, R$ 216.6 million (41.2%) to the poultry segment, R$ 77.7 million (14.8%) to the pork segment, R$ 1.3 million (0.2%) to the beef segment and R$ 62.5 million (11.9%) to other areas.

In June, Sadia signed a letter of intent to invest in a production unit in the City of Mafra, in Santa Catarina. This unit will comprehend a pork slaughterhouse, a feed plant and integrated production farms (outgrowers). It will have a slaughtering capacity of 5 thousand heads/day and, when operating at full capacity as scheduled by 2011, will generate an annual revenue of R$ 500 million. The grain plant will produce 60 thousand tons/month. This enterprise will receive total investments of R$ 650 million up to 2010, of which R$ 400 million will be supplied by the Company and R$ 250 million by third parties.

Another investment announced by Sadia, this one in July, will be made in Campo Verde, State of Mato Grosso, in a new production unit including a poultry slaughterhouse, a feed plant, a hatchery and integrated system farms.   This unit will have a slaughtering capacity of 500 thousand heads/day and will produce 80 thousand tons/month of animal feed. When operating at full capacity, by 2011, it will generate an estimated annual revenue of R$780 million. Out of the total production, 60% will be destined to the foreign market. The estimated total investment is R$ 630 million, to start as of 2009, of which R$ 400 million will come from the Company and R$ 230 million from third parties.

OUTLOOK

The investment plan for 2008 includes the amount of R$ 1.6 billion, to be distributed as follows: R$ 556 million to processed products, R$ 558 million to Lucas do Rio Verde (poultry slaughtering will start by the beginning of the second half of the year and pork slaughtering by the end of 2008), R$ 70 million to the beef segment, R$ 150 million to breedstock, R$ 60 million to Pernambuco distribution center and the remaining R$ 206 million in various expansion and enlargement projects, IT and infrastructure.

For 2008, Sadia estimates an evolution between 12% to 14% in total physical sales compared to 2007 and EBITDA margin between 11% and 12%.

The Company intends to continue investing firmly in innovative projects that leverage the strength of its brand with a focus on its core business, which is the production of processed meat products to the domestic and foreign markets.

CAPITAL MARKETS

São Paulo Stock Exchange

The Company’s preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange (Ibovespa). This portfolio lists 64 securities and, for the four-month period of May-August/08, the relative weight of Sadia in the index increased from 0.98% in the prior four-month period to 1.00%.

Sadia preferred shares [Sdia4] had an accumulated appreciation of 26.5% in the last 12 months (up to June 30, 2008) while the variation of Ibovespa in the period was 19.5%.

The average daily volume grew 111.3% in the 2Q08, reaching the mark of R$ 36.9 million, compared to R$17.5 million in the 2Q07.

Sadia preferred shares are distributed among the various categories of Bovespa investors and a highlight is the steady number of foreign investors.

BREAKDOWN BY TYPE OF INVESTOR – BOVESPA

 (JUNE 2008)

New York Stock Exchange

In the last 12 months (06/30/07 to 06/30/08), Sadia Level II ADRs [SDA] appreciated by 52.3% in U.S. dollars, while the Dow Jones Index depreciated by 15.4% in the period. The average daily volume grew 270.5%, to US$ 15.1 million, corresponding to 26.7% of the total securities traded with Sadia PN in the 2Q08.

Latibex

The average daily volume in the 2Q08 was € 626.2 thousand, 69.9% higher than the average volume recorded in the 2Q07 and, in the last 12 months, stock appreciated by 30.1%.

MARKET DATA - BOVESPA	2Q07	2Q08	2Q08/2Q07
Sadia Common Shares / SDIA3 - thousands (Free Float = 43,6%)	257,000	257,000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 91,9%)	426,000	426,000
Total Outstanding Shares - thousands* (Float = 73,5%)	683,000	683,000
Closing Price - R$/share SDIA3	9.37	11.31	20.7%
Closing Price - R$/share SDIA4	8.98	11.36	26.5%
Mkt, Capitalization - R$ millions	6,133.3	7,758.9	26.5%
Volume of Shares Traded - thousand	120,531	190,164	57.8%
Daily Average Volume of Shares Traded - thousand	1,944	3,067
Financial Volume Traded - R$ million	1,083.1	2,289.2	111.4%
Daily Average Financial Volume Traded - R$ million	17.5	36.9

MARKET DATA - NYSE	2Q07	2Q08	2Q07/2Q07
Total Outstanting ADR´s - thousands (¹)	7,256	38,068	424.6%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (¹)	14,01	21.34	52.3%
Mkt, Capitalization - US$ millions(¹)	338.9	812.4	139.7%
Volume of Shares Traded (¹)	5,691,200	43,520,741	664.7%
Daily Average Volume of Shares Traded (¹)	90,337	669,550
Financial Volume Traded - US$ thousand	256,475	965,309	276.4%
Daily Average Financial Volume Traded - US$ thousand	4,071.0	14,850.9
(¹) The ratio was altered from 10 preferred shares per ADS to 3 Preferred Shares per ADS Souces: Sadia, Bovespa and NYSE

The 20-F Report is available at the following address: http://ri.sadia.com.br and is supplied upon request, free of charge.

Events of July 31 (Thursday)

     International: Conference Call
       Time: 09:00 a.m. (Eastern time) / 10:00 a.m. (Brasília)
       Telephone numbers for connection:
       Brazil: (11) 4688-6301
       USA: (1 800) 860-2442
       Other countries: (1 412) 858-4600

     Brazil:  Meeting with Investment Professionals and Analysts
       Time: Cocktail 04:30 p.m. (Eastern time) / 05:30 p.m. (Brasília);
       Time: Beginning of Presentation 05:00 p.m. (Eastern time) / 06:00 p.m. (Brasilia)
       Place: Radisson Hotel, Av. Cidade Jardim, 625 – Itaim – São Paulo

The audio of the meeting and of the conference call will be broadcast live over the Internet, accompanied by a slide presentation at the website:  www.sadia.com.br

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company.  These expectations are highly dependent on markets changes, on the overall economic performance of Brazil, on the industry and on the international markets, being therefore subject to change.

ATTACHMENT I

INCOME STATEMENT - CONSOLIDATED

	1S07		1S08		1S08/ 1S07	2Q07		2Q08		2Q08/ 2Q07
	R$ '000%		R$ '000%		%	R$ '000%		R$ '000%		%
Gross Operating Revenue	4,470,858	114.3%	5,521,676	113.3%	23.5%	2,307,790	114.3%	2,918,615	112.9%	26.5%
Domestic Market	2,382,402	60.9%	2,894,579	59.4%	21.5%	1,218,928	60.4%	1,507,072	58.3%	23.6%
Export Market	2,088,456	53.4%	2,627,097	53.9%	25.8%	1,088,862	53.9%	1,411,543	54.6%	29.6%
(-) Sales Tax and Services Rendered	(558,193)	-14.3%	(646,401)	-13.3%	15.8%	(289,194)	-14.3%	(333,647)	-12.9%	15.4%
Net Operating Revenue	3,912,665	100.0%	4,875,275	100.0%	24.6%	2,018,596	100.0%	2,584,968	100.0%	28.1%
Cost of Goods Sold and Services Rendered	(2,904,537)	-74.2%	(3,704,920)	-76.0%	27.6%	(1,498,903)	-74.3%	(1,968,687)	-76.2%	31.3%
Gross Profit	1,008,128	25.8%	1,170,355	24.0%	16.1%	519,693	25.7%	616,281	23.8%	18.6%
Selling Expenses	(669,617)	-17.1%	(757,794)	-15.5%	13.2%	(351,721)	-17.4%	(402,349)	-15.6%	14.4%
Management Compensation	(7,636)	-0.2%	(9,333)	-0.2%	22.2%	(3,811)	-0.2%	(4,802)	-0.2%	26.0%
Administrative Expenses	(35,101)	-0.9%	(57,353)	-1.2%	63.4%	(20,042)	-1.0%	(30,495)	-1.2%	52.2%
Employees Profit Sharing	(11,986)	-0.3%	(43,539)	-0.9%	263.2%	(5,964)	-0.3%	(20,426)	-0.8%	242.5%
Others Operating Results	(1,240)	0.0%	2,320	0.0%	-287.1%	(6,136)	-0.3%	(9,985)	-0.4%	62.7%
Earnings Before Interest and Taxes	282,548	7.2%	304,656	6.2%	7.8%	132,019	6.5%	148,224	5.7%	12.3%
Financial Result. Net	(3,777)	-0.1%	24,582	0.5%	-750.8%	2,667	0.1%	(12,174)	-0.5%	-556.5%
Operating Profit	278,771	7.1%	329,238	6.8%	18.1%	134,686	6.7%	136,050	5.3%	1.0%
Nonoperating Income (expense)	2,521	0.1%	(9,282)	-0.2%	-468.2%	4,032	0.2%	(6,625)	-0.3%	-264.3%
Income Before Taxes	281,292	7.2%	319,956	6.6%	13.7%	138,718	6.9%	129,425	5.0%	-6.7%
Income Tax and Social Contribution	(75,743)	-1.9%	14,507	0.3%	-119.2%	(29,314)	-1.5%	(11,100)	-0.4%	-62.1%
Net Income before Minority Interest	205,549	5.3%	334,463	6.9%	62.7%	109,404	5.4%	118,325	4.6%	8.2%
Minority Interest	5	0.0%	300	0.0%	5900.0%	(29)	0.0%	(1,587)	-0.1%	5372.4%
Net Income	205,554	5.3%	334,763	6.9%	62.9%	109,375	5.4%	119,912	4.6%	9.6%
EBITDA	460,704	11.8%	548,385	11.3%	19.0%	229,273	11.4%	271,450	10.5%	18.4%

ATTACHMENT II

BALANCE SHEET - CONSOLIDATED

R$ Thousand
	March 2008	June 2008
ASSETS
Current Assets	4,765,061	4,668,605
Cash and Bank	161,759	60,017
Trade Accounts Receivable	427,252	485,480
Recoverable Taxes	574,703	617,867
Inventories	1,488,829	1,621,286
Marketable Securities	2,074,573	1,824,185
Other Credits	37,945	59,770
Non-Current Assets	4,020,730	4,529,491
Long Term Assets	549,077	696,604
Marketable Securities	98,953	121,003
Other Credits	450,124	575,601
Permanent	3,471,653	3,832,887
Investments	104,148	89,330
Property. Plant and Equipment	3,273,104	3,637,974
Deferred Charges	94,401	105,583
Total Assets	8,785,791	9,198,096
LIABILITIES	0	0
Current Liabilities	2,413,219	2,555,934
Loans and Financing	1,135,068	1,044,818
Suppliers	735,472	844,578
Salaries and Social ChargesPayable	164,299	213,005
Taxes Payable	102,636	151,271
Dividends	48,908	88,798
Operating Liabilities	226,836	213,464
Non-Current Assets - Long Term Liabilities	3,270,194	3,471,998
Loans and Financing	2,951,997	3,149,565
Operating Liabilities	318,197	322,433
Deferred Discount of Investments	0	0
Minority Interest in Subsidiaries	29,064	22,519
Shareholder's Equity	3,073,314	3,147,645
Paid - Up Capital	2,000,000	2,000,000
Income Reserve	1,073,314	1,147,645
Total Liabilities and Equity	8,785,791	9,198,096

ATTACHMENT III

CASH FLOW STATEMENT

R$ Thousand
	June 2007	June 2008
Net result from the period	205,549	334,463
Adjusments to reconcile net income to cash generated by operating activities:
Variation in minority interest	(268)	(11,780)
Accrued interest. net of paid interest	(124,925)	(84,000)
Depreciation. amortization and depletion allowances	145,209	189,709
Goodwill amortization	10,386	10,481
Subvention	10,575	-
Equity in earnings of subsidiareies	(3,026)	980
Exchange variations on foreign investments	92,657	76,214
Deferred taxes	57,802	(22,850)
Contingencies	197	(8,915)
Result from the disposal of permanent assets	1,550	2,095
Variations in operating assets and liabilities:
Trade accounts receivable	320,133	1,106
Inventories	(90,907)	(452,350)
Recoverable taxes and other	(35,229)	(355,883)
Judicial deposits	(7,623)	(3,000)
Suppliers	(32,307)	250,627
Taxes payable. salaries payable and others	(55,351)	130,609
Net cash generated from operating activities	494,422	57,506
Investiments activities:
Funds from the sale of permanent assets	2,790	1,048
Purchase of property. plant and equipment	(352,572)	(952,736)
Acquisition of subsidiary. net cash	-	(40,290)
Short-term investments	(1,489,358)	(1,039,224)
Redemption of investments	1,398,041	1,101,389
Cash applied in investments activities	(441,099)	(929,813)
Financeing activities:
Loans and financing	1,399,107	1,182,823
Payment of financing	(1,428,631)	(439,695)
Dividends paid	(57,831)	(130,832)
Sale of treasury shares	463	-
Purchase of treasury shares	(879)	-
Net cash generated from financing activities	(87,771)	612,296
Cash at beginning of year	234,069	320,028
Cash at end of year	199,621	60,017
Net addition in cash	(34,448)	(260,011)